Exhibit (a)(2)

June 12, 2009

Dear Fellow Shareholders:

On June 1st, 2009, Tiberius Capital II, LLC (Tiberius) filed with the Securities and Exchange Commission a Tender Offer Statement offering to purchase approximately 51% of the outstanding shares of MathStar, Inc. for $1.15 per share. The MathStar Board of Directors has carefully considered the tender offer proposal from Tiberius. Following this analysis, the Board recommends AGAINST shareholders tendering their MathStar shares to Tiberius for the following reasons:

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  The tender offer is being made for only 51% of MathStar's total outstanding shares, with no assurance that shareholders whose MathStar shares are not purchased in the Offer will receive any cash consideration for their shares, or that any tendering shareholders would have all of their shares purchased;

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  The cash tender offer price of $1.15 per share is less than the estimated $1.40 per share liquidation value of MathStar's shares and thus is financially inadequate;

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  The offer does not include a clearly stated plan for MathStar's future;

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  Section 203 of the Delaware General Corporation Law prevents an interested shareholder, which generally would include Tiberius if it is successful in acquiring even 15% of MathStar's shares, from engaging in a business combination with MathStar for three years, and the Tiberius proposal does not include a plan for dealing with this issue;

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  The tender offer is subject to many conditions, which create substantial uncertainty as to whether Tiberius will complete all or any part of the tender offer;

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  The offer appears to eliminate any possibility of garnering value from MathStar's net operating loss carryforwards (NOLs); and

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  MathStar's Board of Directors believes it can offer shareholders a more attractive and better defined opportunity for capital appreciation, as described below.

MathStar's Board has been actively seeking an opportunity to leverage 1) our cash position, 2) the value of our FPOA technology, 3) the potential value of our approximately $140 million in NOLs, and 4) our status as a public company.

As stated in our recent Letter to Shareholders included in our 2008 Annual Report to Shareholders, we have evaluated a number of strategic transactions over the past year. The MathStar Board believed that several of these opportunities met the previously stated strategic transaction objectives; however, for the reasons stated in the Letter to Shareholders, none of these transactions were completed. A copy of the Letter to Shareholders is attached.

Currently MathStar's Board is conducting due diligence on two potential opportunities that we believe could enhance shareholder value. Although we cannot make any assurances, we are optimistic that one of these opportunities could result in a transaction proposal to shareholders.

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  We are considering a potential merger with a privately-held company that meets many of the criteria we set forth earlier regarding potential strategic transactions. The privately-held company could productively use additional cash for expansion.

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  We are also considering a restart of MathStar's operations based upon an opportunity to acquire and commercialize new technology closely related to the core video applications previously developed by MathStar. This approach could potentially be less dilutive to current shareholders while preserving and using our NOLs.

The Board's reasons for recommending that you reject the Tiberius tender offer are explained in more detail in MathStar's Solicitation/Recommendation Statement on Schedule 14D-9 (MathStar Statement) filed with the Securities and Exchange Commission (SEC). You may review and obtain copies of the MathStar Statement free of charge at the SEC's website at http://www.sec.gov. You may also obtain copies of the MathStar Statement at http://www.mathstar.com or by calling MathStar's information agent, The Proxy Advisory Group, LLC, at (888) 337-7699 (888-33PROXY) and requesting a copy.

We are engaging with outside advisors to analyze the business plans, the technology and the market opportunity for each approach as well as to perform due diligence and to assist in negotiations. The MathStar Board believes, assuming successful due diligence and the negotiation of favorable transaction terms, each of these opportunities offers the potential to create more value than the Tiberius tender offer. We will provide you with additional information should either of these alternatives result in a definitive agreement.

Thus, we urge you not to tender your shares to Tiberius. To reject the Tiberius tender offer, you do not need to take any action.

If you have questions, please contact MathStar's information agent, The Proxy Advisory Group, LLC, at (888) 337-7699 (888-33PROXY).

Sincerely,
Douglas M. Pihl Chairman, Chief Executive Officer and President

Dear Fellow Shareholders:

Today MathStar's primary assets consist of more than $14 million in cash, approximately $140 million of net operating loss (NOL) carryforwards to offset taxes on any future earnings, the FPOA intellectual property and our status as a public company. Since making the decision to curtail operations and protect these assets, the Board of Director's goal has been to find an opportunity to leverage these assets to the benefit of our shareholders.

We continue to seek buyers for MathStar's FPOA intellectual property through our agreement with Core Capital. Also, in the midst of an extremely soft market for commercial real estate, we continue to seek subleasing opportunities for the excess space in the Hillsboro, Oregon facility. In February 2009, Richard C. Perkins, a prominent Minneapolis-based investment manager, joined our Board of Directors.

Over the course of the past year, we examined a wide range of merger opportunities, and we continue to consider new merger opportunities that conform to our merger profile. In the current economy, valuations are becoming more compelling, and "cash is king." To date, we have reviewed many opportunities and did substantial diligence on a narrow range of possibilities, but we have not reached a satisfactory conclusion on any strategic transaction that we would recommend to shareholders. Of the most closely examined opportunities, we spent a great deal of time working on a possible merger with a promising semiconductor foundry company, but the transaction required a long-term supply contract and secured debt financing to purchase one of a number of fabrication facilities, including process equipment, currently available. That form of financing "dried up" in the course of our work, so we are no longer pursuing that opportunity.

After comprehensive due diligence, we have also rejected certain other proposed strategic transactions for a number of reasons, but primarily due to the following: valuation; excessive risk to upside; or excessive risk to our cash position. In several instances, our negotiations have been hindered by: 1) our desire to own 50%+ of the merger candidate in order to protect the NOLs and 2) the relatively limited cash available to negotiate a transaction in which MathStar shareholders would attain 50%+ ownership of a growing, cash-flow positive company. This is not to say that our objective is impossible, only that it is taking considerably more time than originally anticipated. As a result, we are exploring a wider range of investment opportunities that will still allow us to retain the value of our NOLs.

As economic conditions and the availability of funding have deteriorated, more companies are seeking the stability and growth potential that could be achieved with our assets in the event of a successful strategic transaction, and we are continuing with our strategy. Although it is regrettable that we have not yet found a merger candidate that we believe we could recommend to our shareholders, in this environment, elapsed time seems to be strengthening our negotiating position, and we are comfortable being patient.

With the right opportunity, the combination of our cash, the value of our NOLs on a net present value basis, our FPOA intellectual property and our status as a public company could be worth significantly more than our current market capitalization. We strongly believe that it is in our shareholders' best interests to continue with our strategy to unlock the potential of these assets.

Sincerely,

Douglas Pihl Chairman and CEO